Exhibit 21.1

List of Company Subsidiaries

The Maitong Sunshine Cultural Development Co., Limited and Subsidiaries

Name	Place of Incorporation

Maitong Sunshine Cultural Development Co., Limited	Samoa
Maitong Sunshine Cultural Development Co., Limited	Hong Kong
Beijing Tongzhilian Cultural Development Co., Limited	China